Exhibit 99.1

NYSE, TSX: NTR	News Release

September 30, 2019

Nutrien Announces Close of Ruralco Acquisition

Saskatoon, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) (Nutrien) today announced the close of its acquisition of Ruralco Holdings Limited (Ruralco) in Australia. The combination of Ruralco’s business with Nutrien’s Landmark operations is expected to provide significant benefits for all stakeholders and enhance the delivery of products and services to Australian farmers. The combination will also provide Australian growers with enhanced solutions offerings to enable them to better compete in global markets.

Nutrien has steadily grown its retail business and earnings in Australia, with annual EBITDA expected to surpass US$230 million in 2020, of which approximately US$70 million is anticipated to come from the Ruralco acquisition, after accounting for expected synergies.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Landmark

Landmark has been part of rural Australia and its agricultural industry for more than 150 years and has a strong track record of investment, which has increased since its acquisition by Nutrien. Landmark provides solutions to farmers through a national network that services 100,000 clients in over 200 locations. Landmark’s team of experts are committed to a core mission of adding profitably and sustainability to the Australian farmer. Landmark operates across merchandise, livestock, wool, real estate, insurance and finance.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the acquisition of Ruralco. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, the businesses of Nutrien and Ruralco, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Nutrien/Ruralco transaction may not be fully realized or not realized within the expected time frame, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Nutrien reports filed with the SEC.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

Tel: (403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

Tel: (306) 933-8545

Tim Mizuno

Manager, Investor Relations

Tel: (306) 933-8548

Contact us at: www.Nutrien.com

Media enquiries - Australia:

Delia Obst

Director

Bespoke Approach

Tel: +61 3 9654 0735

Mob: +61433139167

Email: dobst@bespokeapproach.com